Exhibit (a)(1)(L)

FORM OF E-MAIL COMMUNICATION TO EMPLOYEES ELIGIBLE TO PARTICIPATE IN EXCHANGE OFFER

TO:	Certain U.S. Employees of Cambium Learning Group, Inc. or its Subsidiaries
FROM:	Todd Buchardt, General Counsel
SUBJECT:	Supplement to Stock Option Exchange Offer
DATE:	July 8, 2013

On June 24, 2013, we announced the start of a voluntary stock option exchange offer, pursuant to which eligible employees may exchange certain of their outstanding stock options for new stock options with an expected lower exercise price. On July 8, 2013, the Compensation Committee of our Board of Directors approved an amendment to the exchange offer that may result in a change to the per share exercise price of the new options issued in exchange for eligible options that are properly surrendered and accepted by us.

Under the modified exchange offer, the exercise price per share for each new stock option that you will receive in exchange for your properly surrendered stock options that are accepted by us will be equal to the last reported sale price per share of Cambium common stock, as reported on The NASDAQ Capital Market, on the expiration date of the exchange offer, which will also be the date of grant of the new stock options. Under the original terms of the exchange offer, the per share exercise price of the new options was to be determined based on the arithmetic mean of the closing price per share of Cambium common stock during the twenty trading days immediately prior to the date of grant of the new stock options.

In addition, we have extended the expiration time of the exchange offer, which is the deadline for making your decision on whether to participate in the exchange offer, until 5:00 p.m., Eastern Time, on Tuesday, July 30, 2013. We may further extend the expiration time at our discretion. This extended period provides the company with additional time to ensure compliance with certain regulatory requirements and also provides additional time for participation in the exchange offer.

In all other respects, the terms of the exchange offer have not been modified from the terms previously communicated to you.

Attached to this e-mail are the following documents:

•

a memorandum entitled “Offer to Exchange Certain Outstanding Stock Options For New Stock Options, as amended July 8, 2013” (the “Offering Memorandum”) that describes the terms of the exchange offer (including the modification to the method for determining the per share exercise price of the new options, described above) and gives you detailed information to help you make an informed decision; and

•

a personalized exchange offer election form, as amended July 8, 2013 (updated to reflect your understanding of the modification to the method for determining the per share exercise price of the new options, described above), for you to complete, sign, date and return, if you have not previously submitted an exchange offer election form and decide to exchange your eligible options (see below).

We have also electronically filed program materials with the U.S. Securities and Exchange Commission. You can view the materials on-line at http://www.sec.gov/edgar/searchedgar/companysearch.html. Again, we strongly encourage you to read these materials. If, after reading these materials, you still have questions regarding the exchange offer, the modified terms, how to participate, or the new expiration deadline, please contact me at (214) 932-9590 or by e-mail at todd.buchardt@cambiumlearning.com.

If you have already submitted an exchange offer election form, you do not have to submit a new election form. Election forms that have previously been validly submitted and not validly withdrawn remain valid and do not need to re-submitted, and the modified per exercise share price described above will apply to the new options issued in connection therewith. If you want to withdraw your previously submitted election, you may do so until the expiration time.

If you have previously submitted an exchange offer election form and you want to withdraw your election, you must submit your personalized withdrawal form, a copy of which has been previously provided to you, indicating the withdrawal of your election prior to the expiration of the exchange offer. See the response to the question entitled “When and how can I withdraw previously tendered Eligible Options?” set forth in the Offering Memorandum under “Summary Term Sheet–Questions and Answers” for more instructions on how to make and submit your withdrawal. If you would like to receive an additional copy of your personalized withdrawal form, please contact me at (214) 932-9590 or by e-mail at todd.buchardt@cambiumlearning.com.

If you have not previously submitted an exchange offer election form and you wish to validly tender your eligible options pursuant to the exchange offer, you must properly complete, sign and deliver your entire personalized election form, as amended July 8, 2013 (including Schedule A thereto), a copy of which has been provided herewith, and any other documents required by the Election Form in accordance with the instructions set forth therein. See the response to the question entitled “How do I tender my Eligible Options for exchange?” set forth in the Offering Memorandum under “Summary Term Sheet–Questions and Answers” for more instructions on how to make and submit your election.

As a reminder, the deadline to accept the offer is 5:00 p.m., Eastern Time, on Tuesday, July 30, 2013, unless extended.

Warm regards,

Todd Buchardt, General Counsel